September 21, 2021

              VIA E-MAIL

              Darin Smith, Esq.
              Vice President and Associate General Counsel
              Equitable Financial Life Insurance Company
              1290 Avenue of the Americas
              New York, NY 10104

              Re:            Separate Account No. 49 of Equitable Financial
Life Insurance Company
                             Initial Registration Statement on Form N-4
                             File Nos. 333-258709; 811-07659

                             Equitable Financial Life Insurance Company
                             Initial Registration Statement on Form S-3
                             File No. 333-258708

              Dear Mr. Smith:

                       On August 11, 2021 you filed the above-referenced initial registration statements on
              Form N-4 and Form S-3 on behalf of Equitable Financial Life Insurance Company (the
                 Company   ) and its separate account. Based on the Company   s
representations in the letters
              accompanying the registration statements, we have given the registration statements a selective review. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.1

              General

                      1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
                         effective amendment to each registration statement. We
may have further comments
                         when you supply the omitted information.

                      2. Please confirm supplementally that the rates and assumptions reflected in the examples throughout the prospectus are reasonable in light of
current and anticipated market
                         conditions.



              1
               Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Form S-3 registration statement unless otherwise indicated.



     Darin Smith, Esq.
    September 21, 2021
    Page 2 of 14


       3. Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) of the Securities Act of 1933.

    Cover Page

       4. The first paragraph states that an owner is required to elect one of the guaranteed lifetime
          withdrawal benefit (   GLWB   ) riders. To avoid investor confusion,
please clarify that
          there is only one GLWB rider, and state that the rider is automatically included with the contract, rather than that it must be elected. Please also briefly state the purpose of the rider (e.g., a withdrawal benefit that guarantees the ability to withdraw a certain amount each year, regardless of investment performance, so long as withdrawals exceeding the annual withdrawal limit are not taken and certain other conditions are met), and that there is a charge for the rider.

          The disclosure also states that the contract provides for the accumulation of retirement
          savings. Please revise to clarify that, due to the contract   s
non-optional GLWB rider, the
          contract is designed for an owner who intends to take regular withdrawals each year.
          Please also state, prominently, that an investor should not purchase the contract if he or
          she intends to take withdrawals in excess of the rider   s annual
withdrawal limits as doing
          so may significantly reduce or eliminate the GLWB and the contract, that withdrawals under the rider may not be credited with any index interest, and could, over time, result in a significant loss of principal and previously credited interest of up to 85% to 90%, and
          that withdrawals under the rider are taken from the owner   s own
account value, and the
          chance of outliving account value and receiving lifetime payments from the Company may be minimal. Please provide a cross-reference to the GLWB and Risk Factors sections of the prospectus.

          Please provide this disclosure in a standalone paragraph on the cover page.

       5. Please clarify in the Series ADV contract disclosure in the third paragraph that advisory fee deductions will reduce the remaining guaranteed annual income amount under the
          GLWB. The disclosure also states that    the first withdrawal from
your contract stops
          further Deferral Incentives and prevents further increases in the applicable income
          rate(s).    Please revise this disclosure to more clearly state that
once the first withdrawal
          is made     including a withdrawal to pay advisory fees     Series
ADV contract owners will
          be prohibited from making subsequent contributions under the contract and will not receive Deferral Incentive rates and income rate increases under the GLWB rider. Please also explain that such restrictions could significantly limit increases in the values under
          the GLWB rider as well as increases in the contract   s account value
and death benefit.

          Given these significant restrictions, in addition to the impact on the Segment Investment of ongoing advisory deductions from Segments prior to the Segment Maturity Date, it seems clear that investors should not be using account value to pay advisory fees. Please explain
          supplementally the Company   s basis for determining that such
deductions are appropriate for
          Series ADV contract owners. Please also explain supplementally why the Company has
     Darin Smith, Esq.
    September 21, 2021
    Page 3 of 14


          structured advisory fee deductions as taxable withdrawals under the contract, given the existence
          of Internal Revenue Service (   IRS   ) private letter rulings that
allow for the treatment of such
          deductions as a non-taxable events under certain conditions.

          Please make corresponding changes throughout the prospectus.

       6. In the seventh paragraph, please revise the disclosure to make clear that no subsequent contributions are allowed once a withdrawal is made under the contract, including an automatic or systematic withdrawal, a required minimum distribution, a withdrawal under the GLWB rider, or a withdrawal to pay advisory fees under a Series ADV contract.
          Please make this more prominent than the existing disclosure, and make corresponding changes on page 12 (Contribution Amounts) and page 24 (How You Can Purchase and
          Contribute to Your Contract) of the prospectus.

       7. When describing the transactions that trigger the need for a Segment Interim Value calculation on the second page of the cover page, please include withdrawals made under
          the GLWB rider, and revise    systematic withdrawals    to include
automatic or
          systematic withdrawals.    Please make corresponding changes
throughout the prospectus
          whenever defining    withdrawals    that may impact contract benefits
(e.g., the first risk
          factor on page 16 should state that the risk of loss of principal and previously credited interest can become greater in the case of a withdrawal (including an automatic or systematic withdrawal, a required minimum distribution, a withdrawal under the GLWB rider, or a withdrawal to pay advisory fees under a Series ADV contract)).

     Definitions of Key Terms (pages 6-8)

       8. Please define Guaranteed Benefits, which is a term used throughout the prospectus.

       9. Please define relevant GLWB terminology used throughout the prospectus, such as guaranteed annual income amount, or GAIA, Deferral Incentive, etc.

       10. Please define the Return of Premium and Highest Anniversary Value death benefits.

    At a Glance     Key Features (pages 9-13)

       11. To avoid potentially obscuring the non-optional GWLB rider and its impact on contract benefits, please move the rider discussion currently on page 12 of the prospectus to follow the Two Contract Series discussion on page 9 of the prospectus.

          In the first paragraph of the GLWB discussion, please more clearly state the purpose of the rider in accordance with plain English principles. In this section, please replace
             income base    with    GLWB benefit base,    and    Income Benefit
   with    GLWB rider.
          Please also state, prominently, that: (a) an investor should not purchase the contract if he
          or she intends to take withdrawals in excess of the rider   s annual
withdrawal limits (the
             GAIA   ), as doing so may significantly reduce or eliminate the
GLWB, and could
               Darin Smith, Esq.
              September 21, 2021
              Page 4 of 14


                             terminate the contract; (b) withdrawals under the
rider may not be credited with any
                             index interest, and could, over time, result in a
significant loss of principal and previously
                             credited interest of up to 85% to 90%; and (c)
withdrawals under the rider are taken from
                             the owner   s own account value, and the chance of
outliving account value and receiving
                             lifetime payments from the Company may be minimal.
Please provide a cross-reference
                             to the GLWB and Risk Factors sections of the
prospectus.

                      12. In the Access to Your Money discussion, please disclose that all withdrawals, including automatic or systematic withdrawals, required minimum
distributions, withdrawals under
                          the GLWB rider, and withdrawals to pay advisory fees
under a Series ADV contract, will
                          prohibit subsequent contributions under the contract
and will reduce the account value,
                          remaining annual withdrawal limit under the GLWB, and
death benefit. Please state that
                          guaranteed benefits may be reduced by more than the
amount of the withdrawal, and that
                          amounts withdrawn from a Segment prior to Segment
Maturity will not be credited with
                          any index interest.

                      13. The second paragraph in the Guaranteed Minimum Death Benefits disclosure regarding
                          the Company   s financial strength and claims-paying
ability also applies to the
                          Guaranteed Lifetime Withdrawal Benefit, and should be
disclosed accordingly.

              Fee Table (pages 14-15)

                      14. The Transaction Expenses fee table lists $90 for Special Service Charges. Please list each special service and corresponding charge (i.e., wire
transfer charge, express mail charge,
                          duplicate contract charge, check preparation charge,
and charge for third-party transfer or
                          exchange). Item 3(a) of Form N-4.2

                      15. In the Annual Contract Expenses table, please provide in a parenthetical to each benefit the basis of the charge (i.e., as a percentage of
benefit base), rather than in a footnote.
                          Item 3(a) of Form N-4. Please also remove the second
sentence of the paragraph
                          preceding the table, consistent with Item 3(a).

              Risk Factors (pages 16-21)

                      16. The risk disclosure is six pages long. Please provide sub-headings to facilitate readability.

                      17. Please move the bulleted risk factor on page 19 regarding limitations following a first withdrawal towards the beginning of the Risk Factors.
Please clarify that an owner
                          should consider when to take the first withdrawal
under the contract, since doing so will
                          prohibit the owner from making any further
contributions under the contract, and will


              2
                References herein to Form N-4 requirements refer to those in place prior to the recently adopted Form amendments. See
              Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts,
              Sec. Act Rel. No. 10765 (March 11, 2020).
     Darin Smith, Esq.
    September 21, 2021
    Page 5 of 14


          also terminate all Deferral Incentive rates and income rate increases in connection with
          Annual Resets under the GLWB rider, which could significantly limit increases in the
          values under the GLWB as well as increases in the contract   s
account value and death
          benefit.

       18. The first risk factor on page 19 states that withdrawals may reduce the Highest
           Anniversary Value benefit base by more than they would the Return of Premium benefit base. As all withdrawals reduce the Return of Premium benefit base on a pro rata basis, in contrast to dollar-for-dollar reductions in the Highest Anniversary Value benefit base with respect to withdrawals of the GLWB guaranteed annual income amount, please confirm that this disclosure is accurate.

       19. Please provide risk disclosure relating to the GLWB, including:

              a. The GLWB provides a guarantee that may never come into effect (i.e.,
                 withdrawals under the rider are taken from the owner   s own
account value, and
                 the chance of outliving account value and receiving lifetime payments from the
                 Company may be minimal).

              b. Factors that may make the purchase of the contract unsuitable (e.g., the owner is interested in maximizing long-term accumulation rather than taking regular annual withdrawals, intends to take excess withdrawals or withdrawals prior to
                 age 59   ; intends to take required minimum distributions that
could cause excess
                 withdrawals under the GWLB, etc.).

              c. Whether it is appropriate for investors who intend to take advisory fee deductions under a Series ADV contract to purchase the contract given the restrictions on making subsequent contributions and inability to receive Deferral Incentive rates and income rate increases in connection with Annual Resets, which could significantly limit increases in the values under the GLWB rider as well as
                 increases in the contract   s account value and death benefit.

              d. Excess withdrawals may significantly reduce or eliminate the GLWB, and could terminate the contract.

              e. All withdrawals, including those taken under the rider, will reduce the account value, remaining annual withdrawal limit, and death benefit, and could be subject to taxes and tax penalties. Guaranteed benefits may be reduced by more than the amount of the withdrawal.

              f. Amounts withdrawn prior to Segment Maturity will not be credited with any index interest, and the remaining Segment Investment may be reduced by more than the amount of the withdrawal.
     Darin Smith, Esq.
    September 21, 2021
    Page 6 of 14


              g. Taking withdrawals under the GLWB rider could, over time, result in a significant loss of principal and previously credited interest of up to 85% to 90%.

              h. Please include the bulleted risk disclosure on page 19 relating to the GLWB rider with the disclosure provided in response to the above comments.

              Please provide a cross-reference to the GLWB section of the prospectus.

    Contract Features and Benefits     Structured Investment Option (pages
27-34)

       20. If the Enhanced Upside Segment type may offer Enhanced Upsides Rates in addition to
           110%, then please make this clear in the prospectus.

       21. When describing the Segment Rate of Return calculation for each Segment type, beginning on page 32, please reflect the Highest Anniversary Value death benefit and
           GLWB charges if such charges reduce the Segment Rate of Return on a Segment
           Maturity Date that is the same date as the contract anniversary date. Please provide corresponding changes to the second footnote in the table on page 54 of the prospectus and to Appendix: Segment Maturity Value Calculation Examples (including separate examples that assume such guaranteed benefits are in place).

    Death Benefits (pages 36-39)

       22. Please clearly state up front that all withdrawals under the contract, including automatic or systematic withdrawals, required minimum distributions, withdrawals under the
           GLWB rider, and withdrawals to pay advisory fees under a Series ADV contract, could reduce the Return of Premium and Highest Anniversary Value death benefits by substantially more than the amount of the withdrawal. Please move up the bolded language on page 36 to accompany this disclosure. Please provide corresponding disclosure in the Risk Factors section of the prospectus.

       23. Please revise the first paragraph, as the contract does not offer a standard death benefit equal to account value. Similarly, please remove the reference to a standard death benefit on the cover page of the prospectus.

       24. When describing the pro rata reduction in the Return of Premium benefit base and in the
           Highest Anniversary Value Death benefit base, please provide brief examples.

       25. Please provide an example that demonstrates the impact of advisory fee deductions under the Series ADV contract on the Return of Premium and Highest Anniversary Value death benefits over a ten-year period.

       26. Please disclose that if the Highest Anniversary Value Death Benefit is elected, then subsequent contributions are not permitted once the oldest measuring life reaches age 76
           (or the first contract date anniversary if later), as noted on page 18 of the prospectus.
     Darin Smith, Esq.
    September 21, 2021
    Page 7 of 14


       27. Please delete the third paragraph under Your Beneficiary and Payment of Benefit (other than the bolded language; see comment 22 above) as it is redundant with the disclosure in the first paragraph on page 36.

    Living Benefits - Guaranteed Lifetime Withdrawal Benefit (page 39)

       28. Please provide a detailed example in an appendix to the prospectus that illustrates the operation of the GLWB rider. Please make sure to reflect in the illustration the Annual
           Reset, Deferral Incentive Rates, excess withdrawals, and depletion of account value.

       29. In the first paragraph, please clarify in a prominent manner that withdrawals under the
           rider are withdrawals taken from the owner   s own account value,
with lifetime payments
           from the Company only if the account value is depleted (other than through excess withdrawals), and that the chance of outliving account value and receiving lifetime payments from the Company may be minimal.

       30. The GLWB rider is a complex contract feature, with many defined terms. Please replace the disclosure preceding the Income Options discussion beginning on page 39 (other than the first paragraph) with a concise, plain English explanation of how the rider works, and define all integral rider terms. Please include in this discussion the following:

              a. An owner can withdraw a specified amount of his or her account value each year
                 (the    guaranteed annual income amount    or    GAIA   ). If
the account value is
                 depleted and the owner has not withdrawn more than the GAIA each year, then the owner will receive income payments from the Company for life (single life) or over the lives of both the owner and successor owner (joint life).

              b. The GAIA is calculated as a percentage (the income rate) of the GLWB benefit base. If an owner elects the Level Income option, then the income rate does not change if the account value is depleted under the rider. If an owner elects the
                 Accelerated Income option, then the income rate will decrease to a post depletion income rate if the account value has depleted. Under either option, the income rate may increase to a subsequent income rate if there is an Annual
                 Reset and no withdrawals have been taken under the contract.

              c. The GLWB benefit base will initially equal the initial contribution. The GLWB benefit base will increase: (a) when subsequent contributions are made; (b) each year to equal the current account value (the Annual Reset), if higher than the current GLWB benefit base; and (c) each year by a Deferral Incentive rate until the earliest of the 20th contract date anniversary, contract maturity, or the date the first withdrawal is taken from the contract.

              d. The GLWB benefit base will decrease if a withdrawal that exceeds the GAIA - an excess withdrawal - is taken, perhaps by substantially more than the amount of the withdrawal.
     Darin Smith, Esq.
    September 21, 2021
    Page 8 of 14


              e. If the account value is depleted due to an excess withdrawal, the contract will terminate and no further benefits will be paid.

              f. An owner should consider when to take the first withdrawal under the rider, since doing so will prohibit the owner from making any further contributions under the contract, and will also terminate all Deferral Incentive rates and income rate increases in connection with Annual Resets, which could significantly limit increases in the values under the GLWB as well as increases in
the contract   s
                 account value and death benefit.

              g. The income rates, Deferral Incentive rate, and GLWB current charge are specified in the Rate Sheet Supplement.

          Please include in this overview the suitability factors bulleted on page 39. In doing so, please clarify that an investor should not purchase the contract, rather than this benefit, as the GLWB is automatically included with the contract. In the first bullet, please also clarify that withdrawals may significantly reduce or eliminate the value of the benefit and may terminate the contract. Please add a bullet disclosing that it may not be appropriate for investors who intend to take advisory fee deductions under a Series ADV contract to purchase the contract given such deductions are treated as withdrawals and thus result in restrictions on making subsequent contributions and inability to receive Deferral
          Incentive rates and income rate increases in connection with Annual Resets. Please also add a bullet stating that owners intending to take required minimum distributions must
          elect the contract   s automatic RMD service and the maximum payment
plan or the
          customized payment plan to avoid such distributions from being treated as excess withdrawals.

          Please also disclose that all withdrawals under the contract will reduce the account value, remaining GAIA, and death benefit, could be subject to federal and state income taxes and a possible 10% federal penalty tax, will count toward the free withdrawal amount for
          Series B contracts, may not be credited with any index interest, could reduce guaranteed benefits by more than the amount of the withdrawal, and, over time, could result in a significant loss of principal and previously credited interest of up to 85% to 90%. Please provide a cross-reference to the Risk Factors sections of the prospectus, and include corresponding disclosure at the beginning of the Accessing Your Money section on page
          50 of the prospectus.

          Please move the discussion on single and joint life contracts and on required minimum distributions to a separate, appropriately titled, section of the GLWB discussion.

    Living Benefits - Guaranteed Lifetime Withdrawal Benefit     Income Options
(pages 39-40)

       31. Please disclose the factors for an owner to consider in choosing the level income option or the accelerated income option, including which option provides a higher income rate and therefore higher GAIA, the significant reduction in the GAIA under the accelerated
     Darin Smith, Esq.
    September 21, 2021
    Page 9 of 14


          income option due to the decrease in the income rate if the account value is depleted, and the likelihood of the account value depleting.

    Living Benefits - Guaranteed Lifetime Withdrawal Benefit     GLWB Benefit
Base (page 40)

       32. Please state that the GLWB benefit base is used to determine the GLWB charge, and that the higher the benefit base, the higher the amount of the charge.

       33. Please disclose when the GLWB benefit base is increased for subsequent contributions and decreased for excess withdrawals (e.g., as of the date the contribution or withdrawal request is received by the Company).

       34. In the Annual Reset discussion, please add disclosure similar to the bolded language at the end of the Deferral Incentive discussion.

    Living Benefits - Guaranteed Lifetime Withdrawal Benefit     Guaranteed
Annual Income
    Amount (pages 40-41)

       35. Please clarify in the first paragraph whether the GAIA is recalculated on the date an excess withdrawal request is received by the Company.

       36. Please disclose that there are various methods to withdrawing the GAIA, and provide a cross-reference to the Accessing Your Money section of the prospectus. Please explain how an owner can choose annual income without forfeiting index interest or applying
           Segment Interim Value (e.g., by only taking withdrawals on the Segment Maturity Date), and why that may be beneficial. As noted elsewhere in the prospectus, please state that the decrease in the remaining Segment Investment following the withdrawal will likely be greater the earlier a withdrawal is taken during the Segment Duration. Please provide corresponding disclosure in the Accessing Your Money section of the prospectus.

    Living Benefits - Guaranteed Lifetime Withdrawal Benefit     Effect of Your
Account Value
    Falling to Zero (pages 41-42)

       37. The first paragraph states that if the account value falls to zero due to an excess withdrawal, then the Company will deduct guaranteed benefit charges and withdrawal charges. Please clarify, as there will be no account value from which to deduct such charges.

       38. Please explain what will happen to the income rate and to the GAIA under the accelerated income option if the account value falls to zero (other than due to an excess withdrawal).

       39. Please provide a cross-reference to the section of the prospectus that describes the maximum payment plan and the customized payment plan referenced in the bulleted disclosure.
     Darin Smith, Esq.
    September 21, 2021
    Page 10 of 14


       40. In the bulleted disclosure, please clarify that all death benefits will terminate and all charges under the contract will no longer apply.

    How Withdrawals Affect Your Guaranteed Benefits (page 42)

       41. The first paragraph states that withdrawals will reduce the guaranteed benefit bases on a pro rata basis. Please revise, as this appears incorrect for withdrawals up to the GAIA under the GLWB rider and the Highest Anniversary Value Death
Benefit.

       42. To avoid investor confusion, please consider first stating how withdrawals impact the
           Return of Premium benefit base, Highest Anniversary Value benefit base, and GLWB benefit base, and then describe the mechanics of pro rata reductions (i.e., reorder the paragraphs in this section).

    Guaranteed Benefit Lump Sum Payment Option (pages 43-44)

       43. If the Guaranteed Benefit Lump Sum Payment option is only applicable to the GLWB rider, then please move this section up to be included in the GLWB rider discussion.
           Please consider including it as part of the Effect of Your Account Value Falling to Zero discussion.

    Determining Your Contract   s Value     Your Contract   s Value in the
Structured Investment
    Option (pages 46-47)

       44. Please clarify in the penultimate paragraph whether a pro rata portion of the Highest
           Anniversary Value death benefit charge and GLWB charge, if applicable, are deducted from the lesser of the two values described therein.

    Accessing Your Money     Withdrawing Your Account Value (pages 50-54)

       45. When stating in the second paragraph the consequences of taking a first withdrawal, please revise the first two bullets to make clear that the Deferral Incentive and income rates are provisions under the GLWB.

       46. Please clarify in footnotes 2 and 3 to the table on page 50 that automatic payment plans are available only for contracts with the GLWB and systematic withdrawals are available only for contracts without the GLWB. Please also add Substantially Equal Withdrawals to the Method of Withdrawal columns.

       47. Please provide a separate section heading for the disclosure on page 51 regarding advisory fee withdrawals. Please make clear that the Segment Investment will be reduced due to the Segment Interim Value calculation, perhaps by more than the amount of the deduction.
     Darin Smith, Esq.
    September 21, 2021
    Page 11 of 14


       48. As systematic withdrawals are not permitted with the GLWB, please revise the bolded language stating that systematic withdrawals will reduce the remaining guaranteed annual income amount. Please similarly remove the references to systematic withdrawals in the
           GLWB discussion on page 40 of the prospectus. Please also state in the bolded disclosure that once the first systematic withdrawal is made, owners will be prohibited from making subsequent contributions under the contract, which could significantly limit increases in the account value and death benefit.

       49. Please revise the bolded language in the Substantially Equal Withdrawals discussion to state that such withdrawals could reduce the Segment Investment and guaranteed benefits by more than the amount of the withdrawal. Please also state that once the first withdrawal is made, owners will be prohibited from making subsequent contributions under the contract and will not receive Deferral Incentive rates and income rate increases under the GLWB rider, which could significantly limit increases in the values under the
           GLWB as well as increases in the contract   s account value and
death benefit. Please
           make similar changes to the corresponding disclosure for Lifetime Required Minimum
           Distributions on page 53 of the prospectus.

       50. Please reconcile the suitability disclosure on page 39 of the prospectus, which states that owners should not purchase the contract if they intend to take withdrawals prior to age 59
             , with the disclosure on page 52, which permits substantially equal withdrawals to be
           taken prior to age 59    in connection with the GLWB. Moreover, the
disclosure on page
           52 states that substantially equal withdrawals, which are calculated pursuant to methodology set forth by the IRS, may exceed the GAIA and therefore be excess withdrawals. Please limit substantially equal withdrawals to contracts without the
           GLWB, as is done for systematic withdrawals, or explain
supplementally the Company   s
           basis for determining that substantially equal withdrawals are suitable in connection with the GLWB.

       51. Please revise the Lifetime Required Minimum Distributions discussion, which is
           confusing and redundant. Please more clearly state     prominently,
and at the beginning
           of the discussion     that to avoid required minimum distributions
from being treated as
           excess withdrawals, an owner must elect the automatic RMD service and the maximum payment plan or the customized payment plan, and provide a cross-reference to the
           Automatic Payment Plans discussion beginning on page 50. Please clearly state that any other method of withdrawing required minimum distributions will be treated as excess withdrawals if such distributions exceed the GAIA, and should not be elected. Given the adverse consequences of taking excess withdrawals, please remove disclosure that states
           that the GLWB benefit may have    limited usefulness    if an owner
does not expect to take
           required minimum distributions in this manner (as is currently disclosed on page 39 of the prospectus).

          Along those same lines, please disclose how required minimum distributions impact the
          Return of Premium and Highest Anniversary Value benefit bases separate from the discussion on the impact of required minimum distributions on the GLWB. Please add
     Darin Smith, Esq.
    September 21, 2021
    Page 12 of 14


          disclosure as to how all withdrawal methods described in the Accessing Your Money discussion impact the death benefit bases.

    Accessing Your Money    Your Annuity Payout Options (pages 55-57)

       52. Please clarify the second sentence in the partial annuitization discussion on page 56.

       53. The prospectus states that if the contract is annuitized at maturity (i.e., age 98) and the
           GLWB is in effect, the owner will receive an annuity payout option based on the greater of the GAIA or the account value. Because an owner will not receive this greater of calculation if he or she elects annuitization prior to maturity, please provide prominent disclosure throughout the prospectus that the GLWB terminates upon annuitization prior to the maturity date, and that the annuity payout option may be less than the GAIA.

    Charges and Expenses (pages 58-61)

       54. In the Transfer Charge discussion, please explain how the charge will be deducted from transfers out of a Segment before the Segment Maturity Date (e.g., it will be deducted from the Segment Interim Value, and the Segment Investment will be reduced on a pro rata basis by the same proportion that the Segment Interim Value is reduced on the date of the deduction by the amount of the charge). Please revise footnote 2 to the
           Transaction Expenses fee table to state that the Company reserves the right to charge for transfers in excess of 12 per contract year out of a Segment before the Segment Maturity
           Date.

       55. Please clarify in the Guaranteed Benefits Charges discussion that if a charge is deducted from a Segment on a date other than the Segment Maturity Date, then the Segment
           Investment will be reduced on a pro rata basis by the same proportion that the Segment
           Interim Value is reduced on the date of the deduction by the amount of the charge.
           Please also explain how the charge will be deducted from a Segment if the charge is deducted on the Segment Maturity Date (e.g., as a reduction in the Segment Rate of
           Return).

       56. Please disclose whether the Company will deduct a pro rata portion of each applicable guaranteed benefit charge from the variable investment option, Segment Type Holding
           Accounts, or dollar cap averaging account, as applicable, or from a Segment as part of the
           Segment Interim Value calculation, if the contract is surrendered, annuitized, cancelled, or a death benefit is paid on any date other than a contract date anniversary. Please also disclose whether a pro rata portion of such charges is deducted if a partial withdrawal or transfer is taken on a date other than a contract date anniversary. Please provide corresponding disclosure in the relevant sections of the prospectus when discussing payment upon death, surrender, annuitization, cancellation, partial withdrawal, and transfer.
     Darin Smith, Esq.
    September 21, 2021
    Page 13 of 14


       57. Please briefly describe what is provided in consideration for each guaranteed benefit charge. Item 6(a) of Form N-4.

    Tax Information (pages 62-75)

       58. Please confirm supplementally that the tax disclosure has been updated to comply with all tax laws and regulations currently in effect.

       59. Please disclose the treatment of GLWB withdrawals under the Internal Revenue Code, and any relevant tax implications for investors.

    Appendix: Guaranteed Benefit Lump Sum Payment Option Hypothetical
Illustration

       60. Please revise the assumptions preceding the first table to state that the account value fell to zero other than due to an excess withdrawal, as there are many scenarios under which account value could be depleted and the lump sum payment option made available (e.g., negative market performance).

       61. In the first table, please revise the reference    Applicable
percentage    to    Applicable
           Income Rate    consistent with GLWB terminology.

    Rate Sheet Supplement

       62. Please place the rate sheet supplement in front of the prospectus, and make prominent the disclosure stating that the rates and charge can be superseded at any time. See ADI 2018-
           05 - Use of Rate Sheet Supplements in Connection with Variable Insurance Products.


                                                 ********


            Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

            Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.
     Darin Smith, Esq.
    September 21, 2021
    Page 14 of 14


             In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.


Sincerely,

                                                                       /s/
Elisabeth Bentzinger


Elisabeth Bentzinger
                                                                       Senior
Counsel


    cc: Andrea Ottomanelli Magovern
        Sally Samuel